SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S .A. – PETROBRAS
PETROBRAS QUÍMICA S.A. – PETROQUISA
Public Company

PRESS RELEASE

Operation for Incorporation of Shares of Petroquisa by Petrobras

(Rio de Janeiro, June 6, 2006) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, and PETROBRAS QU¥MICA S.A – PETROQUISA (BOVESPA: PTQS3/PTQS4), announces that on June 1 2006, their Extraordinary General Meetings approved the operation for the incorporation of shares of PETROQUISA by PETROBRAS in accordance with the Re-ratification of the Protocol and Justification of the operation for the incorporation of shares signed between the two companies.

For the purposes of implementing the operation, the ratio for the exchange of shares is based on the book value of both companies as of December 31 2005, whereby 4.496 preferred shares issued by PETROBRAS shall be attributed to each round lot of 1,000 common or preferred shares issued by PETROQUISA.

The preferred shares of PETROBRAS, issued in favor of the shareholders of PETROQUISA shall be entitled to all the rights pursuant to the PETROBRAS’ corporate bylaws with respect to the shares of the same type, and their holders shall enjoy full rights to any dividends or interest on shareholders’ equity that may be declared by PETROBRAS as from June 1 2006.

Rights of withdrawal are granted to the shareholders that hold the common shares of PETROBRAS and those that hold common and preferred shares of PETROQUISA on April 17 2006, the date of publication of the first announcement of a Press Release with respect to the operation, and have maintained their shareholding positions until the date on which the right of withdrawal is to be exercised.

For the purposes of withdrawal, dissenting shareholders should expressly state their intention of exercising the right of withdrawal within 30 (thirty) days from the date of publication of the minutes of the Extraordinary General Meetings of both the Companies that have approved the incorporation of shares. The dissenting shareholder failing to exercise withdrawal rights within the pre-established period shall forgo these rights.

The term for minority shareholders of PETROQUISA to exercise right of withdrawal is from June 6 to July 5 2006.

The dissenting shareholders of PETROQUISA shall be entitled to reimbursement of their shares at the value of R$ 153.47 per round lot of 1,000 preferred or common shares issued by PETROQUISA.

The term for the minority shareholders of PETROBRAS to exercise right of withdrawal is from June 8 to July 7 2006.

The dissenting holders of the common shares of PETROBRAS shall be entitled to reimbursement of their shares at the value of R$ 18.39956115 per share, through the Banco do Brasil, the depository for PETROBRAS’s shares. The holders of ADRs shall receive reimbursement through Citibank.

Payment of the respective reimbursement of the dissenting shareholders of PETROBRAS and PETROQUISA shall be made by the fifth business day following the end of the period for exercising right of withdrawal.

Terminating the period for exercising the right of withdrawal, the shareholders of PETROQUISA that fail to state their wish to exercise right of withdrawal, shall receive shares issued by PETROBRAS in accordance with the exchange ratio 4.496 preferred shares issued by PETROBRAS for each round lot of a 1000 common or preferred shares issued by PETROQUISA.

PETROQUISA’s shareholders that hold less than, or an amount equal to 222 shares, that is with a shareholder participation insufficient to assure the receipt of at least one (01) share of PETROBRAS, may complete the necessary difference for obtaining one (01) share of PETROBRAS in cash through the intermediary of the Banco do Brasil up to July 5 2006. The reference value of one (1) share of PETROBRAS is equal to its book value of R$ 18,39956115.

Fractions of shares arising from the substitution of the position of each PETROQUISA shareholder shall be rounded down to the next full number and the difference paid in cash by PETROBRAS within 30 business days as from the receipt of funds accruing to PETROBRAS from the sale on the São Paulo Stock Exchange of the shares corresponding to the sum total of the share fractions. The auction shall be held according to the notification to shareholders to be published in due course.

The holders of bearer shares issued by PETROQUISA should convert their shares into shares of PETROBRAS, as from July 6 2006, through the intermediary of PETROBRAS’ Investor Relations area or through the Banco do Brasil, currently depository bank for shares issued by PETROBRAS.

Shareholders of PETROBRAS and PETROQUISA, should contact the following numbers for more details:
          PETROBRAS: 0800-2821540
          Banco do Brasil: 0800-785678
          Banco Itaú: (11) 5029-7780
          For the holders of ADRs - Citibank: 1-877-CITIADR (248-4237)

Almir Guilherme Barbassa
CFO and Investor Relations Director
Petróleo Brasileiro S.A. – Petrobras

José Lima de Andrade Neto
Chief Executive Officer and Director of Investor Relations
Petrobras Química S.A.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.